FOR IMMEDIATE RELEASE	June 12, 2008

MICROMEM FEATURED IN INDUSTRY PUBLICATION

TORONTO, ONTARIO, June 12, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce that it has been featured in the industry publication Compound Semiconductor magazine.

(click here for the article: http://files.newswire.ca/651/micro-mag.pdf)

Please note the attached article has been reproduced by kind permission of Compound Semiconductor magazine and IOP Publishing. The following link will direct you to the company’s website: http://www.compoundsemiconductor.net

For further information contact:  Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 79,661,879
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) and sensor technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein.  These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.